

CheckN
Lyfe Ultra Lounge, Atlanta
Total Guests: 14,712
Check Out
Invite
My Friends
Jennifer
Ava
Sonya
+2
Others
Helga
Ingrit
Anastasia
+95
Videos
Add
Olivia
Joe's VIP Bar
Joe's VIP Bar
Event Exclusives
Click for Exclusive Merch

INVEST IN **CHECKN HOLDINGS, INC.**

Redefining how venues, brands, & celebrities engage with their fans

checkn.com Winchester, MA

Highlights

1. World Class Team - Seasoned Entrepreneurs from Harvard, MIT, and companies such as UFC, GSN, & WPP.

2. The exit valuations of our team's prior companies collectively total over $4.6B.

3 Already raised $1m in a convertible note round from accredited investors, prior to this WF raise.

4 Latest Trial: Rolling Loud after-party in Miami (1300 people). W/in 1 week had 5k people on app...

5 ...who then CheckedN at 58 other locations in Miami - and 20 other countries around the world.

6 CheckN was recently the official app of the NBA ProAm in Miami - achieving CAC of $3/user.

7 Additional successful trials at Beyonce & Karol G tour stops in Miami.

8 CheckN is officially certified as a Minority-owned Business Enterprise.

Featured Investor

 **Joe Lacy**
Invested $10,000 ⓘ

Follow

"As the lead investor in CheckN Holdings, Inc., I've had the unique opportunity to closely examine both the vision behind this groundbreaking platform and the extraordinary team that's turning this vision into reality. My involvement with CheckN goes beyond mere financial investment; it's a profound belief in the transformative potential of the app to redefine the very essence of "social" media.

What sets CheckN apart is not just its innovative approach to connecting people in real-time but how it seamlessly integrates with the live experiences that matter most to us. This isn't just another social network; it's the key to unlocking genuine, meaningful connections in a way that current platforms have consistently failed to achieve.

The founders of CheckN bring to the table a blend of passion, expertise, and a track record of success that's rare in the startup world. Their vision for CheckN as the missing link in social media resonates deeply with me. They're not just building an app; they're crafting a community where real-life interactions take precedence, and every feature is designed with the user's privacy and satisfaction in mind.

I'm particularly impressed by the platform's ability to bring venues, brands, and celebrities into the conversation, creating a symbiotic ecosystem where each party benefits. This isn't just a technological innovation; it's a cultural shift towards more authentic and engaging social experiences.

My confidence in CheckN is rooted in both its technological prowess and its capacity to address a critical gap in how we connect online. This platform has the potential to become a cornerstone of true social interaction, blending the digital and physical worlds in a way that enriches our lives.

To me, CheckN represents not just an investment in technology, but a belief in a future where social media fosters genuine connections, enhances our experiences, and respects our desire for meaningful interactions."

Our Team



Benjamin C. Campbell Chairman

Founded, scaled, & sold three different tech companies in US & Europe over past 25 years. Still CEO of a fourth. Raised over $140m in capital for these companies. Harvard Business School grad w/2nd year honors. Author of thriller "Nothing They Won't Do".



Derrick W. Brown CEO

Howard Univ grad. Award winning Marketer & Producer known for connecting Fortune 500's w/the biggest stars in Sports & Entertainment. Designed & produced campaigns, concerts & series featuring Drake, Keith Urban, Kevin Hart, DJ Khaled, &

many more.



Terrence Jenkins Chief Vibe Officer

Award-winning Actor, Producer, Host, Author, TV-presenter, & Entertainment reporter. Host of BET's famous 106 & Park as well as co-anchor of E!News. Terrence has starred in a broad array of Films & TV shows, and hosted numerous awards shows.



Don Gold President of Sports & Entertainment

Founding executive and EVP of Entertainment at the UFC, as well as the Founder & CRO of UFCFit. Don was also responsible for bringing multi-billion $ franchises such as Dragon Ball Z, Teletubbies, and Thomas the Tank Engine to the USA.



Nick Bogovich VP Product Management

MIT grad w/major in Electrical Eng & Computer Sci. Mobile app product development expert at multiple startups. Founded mobile division of GSN games & built/ran Product & Dev teams - delivering over $250m in annual revenue, & a top 10 App store gaming app.



Javier Vergara Director of Nightlife

Internationally recognized A-List celebrity talent booker and event promoter. In 2023 alone, Vergara-promoted events grossed well into the $8-figures, booking celebrity talent across the USA and in over a dozen other countries.



Reaz Hoque CTO

Early employee at Netscape. Software Architect at GE Capital. As Fndr/CEO of contract tech firm SYNERGY Consulting, Reaz architected, developed, and produced over a dozen mobile apps over the past 15yrs, including: Uplift, NeedAnything, and RentThis360.



David Moore Member Board of Directors

David was founder/CEO of 24/7 Real Media, which he spent a decade scaling up to

a $649m exit to WPP, the largest Ad conglomerate in the world. David then spent the next 12 years as President of WPP Digital worldwide.



Andy Jacques Director of UX

As a contract UX design expert, Andy has led the design process of more than a dozen successful tech startups over the past 20 yrs. He has served as a mentor at MIT's VMS, Boston University's Innovation Lab & been a regular speaker at Boston Startup Week.

Investor Presentation Deck



CheckN
Redefining how venues, brands, and celebrities engage their fans
January 2024
Investor Overview
Joe's VIP Bar
Total Guests: 103
Invite
Check Out
Home
My Friends (5)
Others (98)
My Friends
Jennifer
Ava
Sonya
+2
Others
Helga
Ingrit
Anastasia
+95
Videos
Add
Olivia
Joe's VIP Bar
Joe's VIP Bar
Event Exclusives
In Partnership With Hennessy



CheckN solves the single greatest problem in the history of the live venue industry

No one knows who their own customers are



– or how to reach them

concerts nightclubs restaurants stadiums

It's 2024, but the live event industry is stuck in the past. Whether its a stadium concert, a nightclub, or just a restaurant, venue owners and celebs don't know who the customers are in their venue right now - or who came last night - or how to message them to come back in the future. The tools to solve this dilemma already exist in the virtual world - they just haven't been brought into the real world to change the live event industry yet - until now, with CheckN.

CheckN is a social UTILITY app that is changing the world for users and venues alike

1. **Tells you where everyone is** – not just your friends. What bars, clubs, restaurants, etc. are crowded, and which are dead – right now. (Think: Waze for people)

2. **Let's you browse the profiles of, and connect with, other people in the venue where you are right now** – via the app – ONLY once you are CheckedN at the same location. (Think: Match.com in-person)

3. **Solves the single greatest problem for all live-venue businesses:** Restaurants, Clubs, Touring Musicians, Sports teams – **no one knows who the patrons are in their own venue.** CheckN lets businesses offer special access & deals via the app to patrons & fans in the venue – right now – and later. (Think: Foursquare but for cool venues)

EXECUTIVE SUMMARY

CheckN is a free mobile app that tells users where all the people are - in real time - whether they're in your friend group or not. And once you go there, it lets you easily see the profiles of and connect with other people in that same venue right now. Think: Waze for People meets Match.com.

Knowing where everyone is, and has gone, yields hugely valuable DATA for Venues, Brands, Athletes, and Celebrities who can buy subscriptions to data dashboards that give visibility into anonymized user-profiles of those who have visited their concert or venue, or are in their venue right now (NOTE: we never give out personally-identifiable information). This lets businesses and stars reward the users who came to their venue - with free offers and discounts - like exclusive music at a concert, special Merch at a sports stadium, or free drinks at a club or restaurant.

The Patent-pending CheckN app has been extensively tested in a series of larger and larger in-the-wild trials, including Rolling Loud (the largest hip hop festival in the world), the NBA ProAm, and Beyoncé and Karol G. concerts in Miami.

CheckN is now live in both App Stores. The Company recently finished a $1m seed round via a Convertible Preferred Note and is now running a WeFunder campaign with the same discount terms in order to let **The People** own a part of the next revolution - and to further empower our official beta launch in Miami - schedule for Q2 2024.


5 Core Features
1. Tells Users WHERE all the People Are - Right Now
2. Shows WHO is there - Strangers as well as Friends
Joe's VIP Bar
Total Guests: 103
Invite
Check Out
Home
My Friends (5)
Others (98)
My Friends
+2
Jennifer
Ava
Sonya


4. Let's All users watch real-time VIDEO - from inside a venue
5. Let's Venues, Athletes, Celebs, & Brands KNOW who came and MESSAGE Them - Now and Later with exclusive deals, and merch.
Think: "Waze for people meets Match.com and Foursquare."
Others
Helga
Ingrit
Anastasia
+95
Videos
Add
Olivia
Joe's VIP Bar
Joe's VIP Bar
Event Exclusives
In Partnership With Hennessy

SECURITY

The app was exhaustively focus-group tested, both in the design phase and once the alpha version was live. As a result, security was built into the app at every level. The app DOES NOT and CANNOT "Track" users. It can ONLY show a one-time display of a fixed location - if and only if the user CHOOSES to CheckN. And the USER CONTROLS how they are seen (or not) within the app. They can choose to be Visible; Visible only to friends; or completely Anonymous.


Security
CheckN DOES NOT and CANNOT "track" users.
It uses a one-time, single location display functionality.
The user controls how (and if) they CHOOSE to let others see them in the app:
✓ Visible to all
✓ Only friends
✓ Anonymous
All user data in the app is Encrypted.
The Company does NOT share Personally Identifiable Information (PII) with customers, only genericized "profiles"
11:30
68%
White Buffalo
White Buffalo, South Main Street, Gainesville, FL, USA
Total Guests: 71
35%
57%
7%
My Friends Checked-in (2)
Invite
Heather Inglese
Taylor Doering
Other Guests Checked-in (38)
Are you sure you want to check-in to this venue?
White Buffalo
South Main Street, Gainesville
CheckN Visibility: All
Cancel
Confirm

THE RARE WIN-WIN-WIN

All our focus groups - of Users, Venues, Celebrities, and Brands - tell us that this is one of those rare businesses where no one needs to be "sold". All parties seem to genuinely want to participate in this technological revolution of an antiquated ecosystem.

- For the **Users**, the benefits are obvious, Knowing where it's happening or where it's dead; being able to friend people in a venue via the app - without risking embarrassment by introducing yourself in person; and getting exclusive offers and deals that ONLY people who came to the venue or stadium get access to.
- The offering is equally compelling to **Venues**, **Celebs**, and **Brands** - all of whom REALLY want to know who is coming to their venue and have a way to message them (via a "special deals" tab in the app - that you can review, or not, at your leisure).



Enabling a rare Win-Win-Win where all parties actually WANT to participate
Users want
• The Functionality
• Connect w/Others
• Exclusive Deals
Venues & Celebs need
• The Data
• To Know Who's There
• To Message Them
Data
CheckN
Brands need
• The Data
• Precision Targeting
• Active Users (at PoP)

REVENUE

1. **Ads and Sponsors** - it's one thing to run an ad to someone's facebook page, when the brand has no idea where you are. Imagine what an alcohol brand would pay to send a special offer to someone they KNOW is in a bar - right now - or what a betting company might pay to send an ad to someone the know is sitting in an NFL stadium.

2. **Subscriptions** - Brands, Restaurants, Clubs, Stadiums, no one knows who the patrons are in their venues right now, or who came last week. They very much want to know and have a way to send special offers, music, and merch to them. CheckN offers them subscription packages to that data - without sharing any user's Personally Identifiable Information.

3. **Transactions** - Imagine being able to buy Exclusive Music, Merch, and Experiences whenever you went to a concert or major league sports event....withOUT leaving your seat - just like shopping on Amazon. This is what CheckN's Event Exclusives platform offers. ONLY those who came to the event have access to it. CheckN Takes a concession fee on all transactions - just like Uber does when you ride with them.

IMPORTANT: Keep in mind, CheckN is not trying to be a social media play - where a company needs to keep users addicted to their phones for the maximum amount of time each day in order to make money. Utility apps such as Uber, AirBnB, Match, and others are all wildly successful with similar revenue streams to CheckN's above - via a model that only sees users going on the app when they need it.

Revenue Model*

Revenue Model

1. **Ads / Sponsors**
2. **Subscriptions**
   - ✓ Venues, Celebs, & Brands pay for the Data & Access
3. **Transactions**
   - ✓ Event Exclusives: % of Merch Sales at Stadiums
   - ✓ Business Conferences



CheckN
Check In
VIP Guests
Demographics

*OFFICIAL BETA LAUNCH SCHEDULED FOR Q2 2024 IN MIAMI

Ad Rev: Reaching Consumers at Point of Purchase (and after)



CheckN
RUFFLES
ALL-STAR CELEBRITY GAME
NBA
Admit 2 Free of Charge

Special Offers & Announcements



CheckN
Listen
Promotional Offer
Have a free shot on us!
Hennessy
Scroll Down for More

Event Exclusives & Giveaways at the bar or game



The Range
ALL ACCESS
ENTER FOR YOUR CHANCE TO WIN A VIP TRIP TO LA FOR THE 2023 CFP NATIONAL CHAMPIONSHIP
Videos

Post-Event Marketing & Activation

Sponsor Rev: Brands and Celebrities can send special Video-push offers directly to consumers in real-time



Imagine a celebrity sending a special free drink offer ONLY to people who are at a bar or club – right now!

Welcome. Please have a glass of Ace of Spades champagne on me!

Example only – JayZ is not associated with CheckN

SUBSCRIPTION REVENUE

The subscription revenue model stands out from all the rest. If CheckN were to sell subscriptions to just 4% of the restaurants in the top 25 cities in the US, it would generate an annual revenue stream valued well into the hundreds of millions of dollars annually (not guaranteed). This number is from the restaurant market alone. It does not count major brands, nightclubs, celebrity music tours, pro sports teams, business conferences etc.



Subscription Rev:

Subscribing businesses get a **generic profile*** on every **customer** who ChecksN to a venue <u>and</u> the ability to message them!

They can **deliver special offers** via the app directly to customers' "special deals" tab.

Consider the importance of this app to **every Musician, Sports Team, & Restaurant** in the USA.

Note: *CheckN does NOT share Personally Identifiable Information of users. ONLY generic , numberless, "Profiles".*

Transaction Rev: Event Exclusives

Sports teams, Musicians, and Brands can:

- ✓ **Message JUST the fans** in the stadium
- ✓ **Sell them exclusive merch and experiences**
- ✓ **Offer branded promotions** in real-time

CheckN takes a **convenience fee** on all sales


CheckN
Event Exclusives
SATURDAY FEBRUARY 24
Grab Items
Mens T-Shirt
Winter Coat
United Center
My Friends
Others
Videos
Event Exclusives
Click for Free Merch

Forget the Jumbotron – Sponsors want the PHONES, and CheckN can give it to them

Activate Anywhere – Even In Enemy Territory



Brands can sponsor ANY event, even if another brand is the official sponsor of banners in the arena – because we offer the phone.

Revolutionary Way to Drive Consumers to Retail


TACO BELL

Imagine getting a ticket to see your favorite artist or sports event ONLY by using CheckN at the sponsor's retail locations.

Note: The brands in all visuals in this slide deck are examples only. No relationship should be inferred.

WHAT THEY BROWSE


Google

WHAT THEY LIKE

∞
Meta

WHAT THEY BUY

amazon

WHAT THEY DO


CheckN

Next Step:
AI-powered recommendations

FOR BRANDS: CheckN can laser-target ads to user preferences based on Where They Go.

FOR USERS: CheckN can recommend Clubs, Restaurants, Brands, & Events – even WHO in the venue right now is a likely match for you – all based on AI-powered data.



Early Partnerships


Outback

Partner has agreed to use CheckN at Tour stops for **dozens of their A-list Celebrity music tours ASAP.**


pepsi


Miami Pro League


Hennessy
COGNAC


NASCAR


GROUPBLACK


DTLR

Brands want access to CheckN's real estate. Currently in discussions w/Pepsi, Hennessy, and others for large national deals


CheckN is a certified minority-owned business

Greater New England
Minority Supplier
Development Council



Real Life Example – Famous Artist Tour Deals*
CheckN's unique tech allows it to grow Users and Revenue for minimal $ outlay



FANS at Concert get:
• Free Coupon, via CheckN for Merch and Album download
• Sponsor pays for coupon
THE ARTIST gets:
• Big Bump in Album Sales
• Bump in Merch Sales
• ACCESS to message fans that came to the show in future
DATA
CheckN
Sponsor BRAND gets:* *
• Real Engagement w/Fans - not just an "impression"
• ACCESS to message fans in future
CHECKN gets:
• Thousands of free registrations
• Revenue from Sponsor
• To SCALE the app for free via ties to famous artists and brands
* Company is in late-stage discussions with multiple artists and brands re this deal
* * Sponsor brand can also allow fans to receive Artist's merch & deals by checkingN to brand's retail locations

Shaq joined CheckN on Aug 30th
Andy, Derrick, Javier, Nick, R.
Shaq oneal at CheckN App
CheckN tells you...
checkn.com
https://checkn.com/shaqoneal
9:10 AM
shaq oneal
Send Request
Share
I AM HIM
51 Years old | Atlanta
1 Check-ins
0 Friends
1 Video
Recently Checked-In Venues
District 7 Grill Midtown
12 hours ago
Videos
Photos





CAN YOU SCALE IT?

It's great to have a cool app, and robust ways to monetize it. But neither of those things is worth a lot unless a company has a strategy to scale the app to millions of users. Only then is substantial value created.

CheckN plans to execute a strategy that few startups have the ability to do. Because CheckN executives are long-time experts (from their day jobs) at successfully producing large, branded, celebrity-studded events, the Company is able execute on a simple but powerful strategy - that results in large volumes of users downloading and trialing the app without having to change their existing behavior. The next few slides explain the high-level concepts, and the details.

Launch Strategy – the Uber model

CITY BY CITY

Uber expanded City by City – and <u>not</u> nationally all at once, to ensure <u>sufficient promotion in each market</u> for it to work.

This highly-successful approach is detailed in the best-selling book "The Cold Start Problem" by Andrew Chen.

CheckN is following this same City by City expansion strategy – starting in Miami, then going to LA and NYC, then beyond.



STRATEGY DETAILS
The unique ability to <u>Manufacture</u> user growth

FUNDAMENTAL PREMISE #1: PROVEN

Users will download CheckN & register in-app if:
1. It gets them into a Venue or Event for FREE that they were already going to;
2. It gets them free and exclusive stuff at venues, concerts, and sports arenas.

FUNDAMENTAL PREMISE #2: PROVEN

Celebrity artists & promoters will agree to use CheckN at their tour stops for free – if we share the data with them on WHO came to their show.

CheckN Celebrity Reach

CheckN's executive team is doing deals with famous celebrities every week through their other businesses. These are just a few:


Cardi B


DJ Khaled


Jamie Foxx


Kevin Hart


Gucci Mane


The Weeknd


Meek Mill


Drake

THE PLAN (per market)

In its simplest form, the strategy is to drive enough cool events and promotions (large and small) in each individual market that having the CheckN app becomes "cool" by definition. This may take six days, six weeks, or six months in each market. But once a critical mass of users are on the app in each market, we believe it becomes a self-sustaining model based on the benefits to the users of using the Social Utility app that "everybody else is on". The following slide details the 6 basic types of promotions planned.

Six-prong program in each market

EST. TOTALS PER MONTH – PER MARKET

PROGRAM	PROJECTED USER REGISTRATIONS
1. Venue Sponsorships	1,000s/mo
2. Celebrity Tweets & Posts	10,000s/mo
3. Influencer Programs	10,000s/mo
4. Small Private Events	1,000s/mo
5. Major Venues & Concerts	10,000s/mo
6. National Music Tours of Famous Artists*	10,000s/mo
TOTAL (projected)	**50,000/mo**

* Launching first due to minimal expense and high user growth potential

Forward-looking statements are not guaranteed.

Here are a few Milestones from 2023.

2023 Milestones

- **February 2023** – CheckN Seed round investment reaches **$500,000 mark**
- **March 2023** – CheckN new code release offering revolutionary real-time **VIDEO posting** to a VENUE-page
- **April 2023** – **Nick Bogovich** (MIT grad and GSN mobile games EVP Product) joins CheckN as EVP of Product
- **May 2023** – **Don Gold** (former founding EVP of the UFC) joins CheckN as President of Sports & Entertainment
- **June 2023** – CheckN becomes the exclusive entry mechanism to **NBA ProAm Summer games** in Miami, and achieves a net CAC of under $3 per new user
- **July 2023** – CheckN live-trial in Miami as official **Rolling Loud** Sponsor generates 4000 new users in 2 days with a net CAC of under $8 per new user at Swae Lee and Bryson Tiller shows
- **August 2023** – **Shaq** joins CheckN (unsolicited) and posts a video promo for his new restaurant in Houston
- **August 2023** – Celebrity Host and award-winning producer, **Terrence J,** joins CheckN as Chief Vibe Officer
- **August 2023** – CheckN promotion at **Beyonce** concert in Miami achieves CAC of under $5 per new user
- **September 2023** – CheckN promotion at **Karol G** concert in Miami achieves CAC of under $4 per new user
- **September 2023** – CheckN Seed round investment reaches **$1,000,000 mark**
- **October 2023** – CheckN new code release with **100% User-Data Encryption.** Company closes Seed round
- **December 2023** – CheckN strikes key launch deals w/Technology and Music Industry partners.

CheckN

USE OF FUNDS – Miami Beta launch

The Company is raising additional Seed investment on WeFunder (on top of the $1m already raised) to let the

USE OF FUNDS

General Public have an opportunity to invest in the next revolution in digital media - and to further power the Miami Beta in 2024.

Following Beta, the Company intends raise a Series-A round to expand to NYC, LA, & beyond.



OFFICIAL BETA LAUNCH SCHEDULED FOR Q2 2024 IN MIAMI

3-YR PROJECTED REVENUE*



Projected 3-Yr Revenue with Fully-Funded Operating Plan

* The Company's actual revenue attainment is likely to be highly-dependent on fundraising success for expansion – because the primary use of funds in each new market is marketing and promotions to drive new users. The above projections assume a total raise of $10m and full US expansion by early-2025.

Forward-looking projections are not guaranteed.

THANK YOU

If you've read this far down - thank you. We know it's a lot to digest. We appreciate you taking the time to dive in deep and understand it. We've spent the last two years talking to and working with some of the smartest minds in the world to exhaustively research this industry and this app, in order to make our impending launch as successful as possible out of the gate. We hope you join us on what we expect to be an incredible journey.